Second Quarterly Report

Ending November 30, 2005

EXECUTIVE ANALYSIS ON THE FINANCIAL SITUATION AND PRODUCTION RESULTS /
EXECUTIVE COMMENTS AND ANALYSIS

This analysis is presented in order to provide the reader with an overview of the changes to the Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) financial situation between May 31, 2005 and November 30, 2005. It also includes a comparison between the operation results, the treasury flow and the financial situation for the 3-month period ending November 30, 2005 and those from the 3 month period ending November 30, 2004.

This analysis, completed on January 12, 2006, must be read in conjuncture with the Company’s audited consolidated financial statements at May 31, 2005 and presented in the last annual report. Neptune financial statements were produced in accordance with Generally Accepted Accounting Principles (GAAP). Company results are published in Canadian dollars. All amounts appearing in this executive analysis are in Canadian dollars, unless indicated otherwise.

OVERVIEW

Neptune’s second quarterly report ending November 30, 2005 was dedicated to the marketing of its products in North America and Asia.  Neptune also deployed development initiatives in the European market by attending the «Food Ingredient Europe» trade show in Paris at the end of November. The Company also participated in other various tradeshows in order to promote its products and maintain its level of excellence, established and developed since its foundation.

The Company maintained its clinical research initiatives. As a result, the Company can now take advantage of scientific results demonstrating the benefits of Neptune Krill Oil (NKOTM) on various human conditions, such as those relating to skin cancer, premenstrual syndrome, elevated cholesterol levels and inflammation problems. Neptune is also pursuing clinical research aiming to demonstrate the benefits of NKOTM for people suffering from osteoarthritis and arteriosclerosis.

During the first two quarters of the May 31, 2006 year end, the Company has realised sales of 3,3M compared to 2,3M for the first two quarters ending November 30, 2004, an increase of 41%.  Despite a small decrease in sales from the first to the second quarter of the current year, the Company has increase its sales by 0,265M in the current quarter compared to last year’s quarter ending November 30, 2004, an increase of 22%.

PRINCIPAL QUARTERLY FINANCIAL DATA

(In thousands of dollars, except per share data)

Fiscal Year Ending May 31, 2006

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	3,267	1,822	1,445
EBITDA (before loss on foreign exchange)	587	342	245
Net Loss	770	390	380
Loss per Share	0.030	0.015	0.015

Fiscal Year Ended May 31, 2005

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	5,038	1,134	1,180	1,292	1,432
EBITDA (before loss on foreign exchange)	401	151	119	117	14
Net Loss	1,768	388	503	344	533
Loss per Share	0.069	0.015	0.020	0,013	0,021

Fiscal Year Ended May 31, 2004

	Total	First	Second	Third	Fourth
		Quarter	Quarter	Quarter	Quarter
Sales Figures	2,262	643	956	602	61
EBITDA	(1,659)	(353)	(269)	(240)	(797)
Net Loss	3,534	799	744	717	1,274
Loss per Share	0.161	0.037	0.034	0.033	0.057

During the second quarter ending November 30, 2005, the Company has decrease its loss by 24% compared to the quarter ending November 30, 2004 going from 0,503M for the quarter ending November 30, 2004 to 0,380M for the current quarter.  The Company has also almost doubled its EBITDA going from 0,119M for the quarter ending November 30, 2004 to 0,245M for the quarter ending November 30, 2005 maintaining a positive EBITDA for the sixth quarter in a row.

TREASURY FLOW AND FINANCIAL SITUATION

Operating Activities

During the second quarter ending November 30, 2005, the Company’s operations have generated a decrease in liquidities of $438,740 compared to an increase of $210,325 for the quarter ending November 30, 2004.  This decrease of $640,065 is due in large part by the changes in the working capital items from one quarter to the other.  The changes in the working capital items for the second quarter ending November 30, 2005 are mainly due to an increase in receivables for $178,086 and in the inventories for $389,607 compared to the previous quarter.

Investing Activities

The main variation in investing activities is related to acquisitions of fixed assets, intangible assets and other assets for a total of $34,044.

Financing Activities

During the second quarter, 2,275,922 series H warrants were exercised with a financial compensation of $568,981.

Overall, taking the treasury flow into account, the Company increased its cash by $25,760 since May 31, 2005.

Financial Situation

The following table details the important changes to the balance sheets as at November 30, 2005 and May 31, 2005:

Accounts	Increase	Comments
	(Reduction)
	(In thousands of dollars)
Cash	26	See cash flow statement
Receivables	385	Directly linked to the increase of operation
		and sales activities
Inventory	241	Increase in frozen krill inventories
Other assets	(209)	Amortisation of start-up costs
Convertible debenture	365	Addition of capitalised interest

PRIMARY ANNUAL FINANCIAL RATIOS

	November 30, 2005	May 31, 2005	May 31, 2004
Working Capital Ratio	2.25	1.19	1.05
Solvency Ratio
Debt Capital/Shareholder Equity*	1.32	1.47	1.31

* including convertible debentures

Most of the Company’s financial ratios improved for the quarter ending November 30, 2005 compared to the year ended May 31, 2005, mostly because of the increase in sales and good management.

The Company’s contractual obligations, including payments due during the next 5 reporting periods and the following ones, are presented in the following table:

	Required Payments per Period
Contractual Obligations		Less than	2 to 3	4 to 5	More than
	Total	one period	periods	periods	5 periods
Long-term Debt (1)	3,670,000	192,667	1,472,000	1,472,000	533,333
Loans guaranteed by investments in
rental contracts (2)	150,152	86,814	50,865	12,473	-
Total liabilities	3,820,152	279,481	1,522,865	1,484,473	533,333

(1) This amount does not consider the value of the warrants and stock issued.

(2) Including interest fees

Related Party Transactions

The transactions between related parties are described in note 2 “Related Party Transactions” of the Company’s financial statements as at November 30, 2005.

Change in Accounting Policies

No changes in accounting policies since May 31, 2005.

Subsequent Events

There was no subsequent events of importance after November 30, 2005.

RISK FACTORS

Financial Risks

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for merchandise.

The majority of the Company’s accounts receivables are 90% guaranteed by insurers. All export sales are completed in American funds. The exchange rate risks incurred by the Company are, at present, limited to those relating to the American dollar. Even if the raw material  purchases are in American dollars,  the Executive are still using financial instruments in order to minimize the exchange rate risk.

Product Liability

The Company acquires a $5M-liability insurance policy to cover civil liability relating to its products on a yearly basis. The Company also maintains a quality-assurance process that is PGO certified by the Canadian Food Inspection Agency (CFIA). In addition, the Company has begun implementing the initiatives required to receive Good Manufacturing Practices accreditation by Health Canada.

Prospective Statements

This Executive Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty, and it is possible that the actual future results of the Company may differ somewhat from those predicted. These risks include: the growth in demand for Company products, seasonal variations in customer orders, changes in price and availability for raw materials and changes to economic conditions in Canada, the United-States and Europe, including variations in exchange and interest rates.

The Company based its analysis on the prospective statement information available at the time of drafting. The inclusion of this information should not be considered a declaration by the Company that the predicted results have been achieved.

Additional Information

Updated and additional Company information is available from the SEDAR Website at: http://www.sedar.com.

On January 12, 2006, the total number of common shares issued by the Company and in circulation was 27,870,727 and Company common shares were being traded on the TSX stock exchange in Toronto under the listing NTB.

Henri Harland

André Godin

President and CEO

Vice-president, Administration & Finance

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